Exhibit 12.1

Equity Office Properties Trust
Statement of Earnings to Combined Fixed Charges and Preferred Distributions
(Dollars in thousands)

	For the year ended	For the year ended	For the year ended	For the year ended	For the year ended
	December 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999	December 31, 1998

Income before income taxes, allocation to minority interests, income from investment in unconsolidated joint ventures and net gain on sales of real estate	$730,958	$541,144	$434,796	$397,789	$354,845

Plus Fixed Charges:
Interest expense	810,129	726,930	523,860	412,170	336,153
Capitalized interest	21,447	25,871	14,764	18,030	15,077
Loan amortization cost	4,886	14,996	11,493	15,204	13,928

Fixed charges	836,462	767,797	550,117	445,404	365,158
Plus preferred distributions	62,573	57,041	43,348	43,603	32,202

Combined fixed charges and preferred distributions	899,035	824,838	593,465	489,007	397,360

Plus amortization of capitalized interest	1,755	1,299	1,057	522	380
Plus distributed income of investments in unconsolidated joint ventures	149,224	82,409	63,942	14,389	17,526
Less preferred distributions	(62,573)	(57,041)	(43,348)	(43,603)	(32,202)
Less capitalized interest	(21,447)	(25,871)	(14,764)	(18,030)	(15,077)

Total	66,959	796	6,887	(46,722)	(29,373)

Earnings	$1,696,952	$1,366,778	$1,035,148	$840,074	$722,832

Combined fixed charges and preferred distributions	$899,035	$824,838	$593,465	$489,007	$397,360

Earnings to combined fixed charges and preferred distributions	1.9	1.7	1.7	1.7	1.8